SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Videocon d2h Limited

(Name of Issuer)

Equity Shares, par value 10 rupees per share

(Title of Class of Securities)

92657J101**

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

CUSIP NO. 92657J101 [1]	Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS Dome-Bell Electronics India Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 50,418,400
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 50,418,400
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,418,400
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.11%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

CUSIP NO. 92657J101 [1]	Page 3 of 12 pages

1.	NAMES OF REPORTING PERSONS Pradipkumar N. Dhoot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

CUSIP NO. 92657J101 [1]	Page 4 of 12 pages

1.	NAMES OF REPORTING PERSONS Venugopal N. Dhoot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 12,336
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,336
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.003%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

CUSIP NO. 92657J101 [1]	Page 5 of 12 pages

1.	NAMES OF REPORTING PERSONS Rajkumar N. Dhoot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

Page 6 of 12 pages

Item 1(a).	Name of Issuer:

Videocon d2h Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

Item 2(a).	Name of Persons Filing:

Dome-Bell Electronics India Private Limited

Pradipkumar N. Dhoot

Venugopal N. Dhoot

Rajkumar N. Dhoot

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Dome-Bell Electronics India Private Limited

2275, Adat Bazar

Ahmednagar — 414 001 India

Pradipkumar N. Dhoot

Apartment No. 970, Al Murooj Rotana Residencies DIFC Road, Opp. Dubai Mall

Dubai, UAE

Venugopal N. Dhoot

99, Videocon House, 1st Floor, Manav Mandir Rd, Nepeansea Rd

Mumbai — 400001 India

Rajkumar N. Dhoot

Dhoot Bunglow, Station Road

Aurangabad 431001 India

Item 2(c).	Citizenship:

Dome-Bell Electronics India Private Limited is a company formed under the laws of the Republic of India.

Pradipkumar N. Dhoot, Venugopal N. Dhoot, and Rajkumar N. Dhoot are citizens of the Republic of India.

Item 2(d).	Title of Class of Securities:

Equity shares, par value 10 rupees per share

Item 2(e).	CUSIP Number:

92657J101

This CUSIP number pertains to the Issuer’s American Depositary Receipts, each representing four equity shares. Beneficial ownership information in this Schedule is provided with respect to equity shares.

Page 7 of 12 pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

NOT APPLICABLE

Page 8 of 12 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2016,

(i) Dome-Bell Electronics India Private Limited beneficially owns 50,418,400 equity shares. Dome-Bell Electronics India Private Limited is ultimately owned and controlled by various entities and/or individual persons, and no single shareholder, or group of shareholders, controls Dome-Bell Electronics India Private Limited.

(ii) Pradipkumar N. Dhoot beneficially owns 0 equity shares.

(iii) Venugopal N. Dhoot beneficially owns 0 equity shares. Mr. Dhoot is the record owner of 12,336 equity shares.

(iv) Rajkumar N. Dhoot beneficially owns 0 equity shares.

(b)	Percent of Class

(i) Dome-Bell Electronics India Private Limited beneficially owns approximately 12.11% of the Issuer’s equity shares.

(ii) Pradipkumar N. Dhoot beneficially owns approximately 0.00% of the Issuer’s equity shares.

(iii) Venugopal N. Dhoot beneficially owns approximately 0.003% of the Issuer’s equity shares.

(iv) Rajkumar N. Dhoot beneficially owns approximately 0.00% of the Issuer’s equity shares.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Cover Pages Items 5-9

(ii) Shared power to vote or to direct the vote:

See Cover Pages Items 5-9

(iii)Sole power to dispose or to direct the disposition of:

See Cover Pages Item 5-9

(iv) Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9

The percentage of the equity shares beneficially owned as reported in this Schedule 13G is calculated without considering 3,705,000 equity shares issued to Videocon d2h Employee Welfare Trust under ESOP Scheme pending its vesting and transfer to employees.

Page 9 of 12 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

This amended statement on Schedule 13G is being filed to report that Pradipkumar N. Dhoot, Venugopal N. Dhoot and Rajkumar N. Dhoot have ceased to be the beneficial owners of more than five percent of the Issuer’s equity shares. Dome-Bell Electronics India Private Limited remains a beneficial owner of over five percent of the Issuer’s equity shares.

This amended statement also provides notice of dissolution of a group.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item. 8	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

Please see Exhibit B to this amended statement on Schedule 13G.

Item 10.	Certification

NOT APPLICABLE

Page 10 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2017

Dome-Bell Electronics India Private Limited

By:	/s/ S. S. Dayama
Name:	S. S. Dayama
Title:	Director

/s/ Pradipkumar N. Dhoot
Pradipkumar N. Dhoot

/s/ Venugopal N. Dhoot
Venugopal N. Dhoot

/s/ Rajkumar N. Dhoot
Rajkumar N. Dhoot

Page 11 of 12 pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the equity shares of Videocon d2h Limited and any further amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

The undersigned have executed this agreement on February 22, 2017.

By:	Dome-Bell Electronics India Private Limited

By:	/s/ S. S. Dayama
Name:	S. S. Dayama
Title:	Director

By:	/s/ Pradipkumar N. Dhoot
Pradipkumar N. Dhoot

By:	/s/ Venugopal N. Dhoot
Venugopal N. Dhoot

By:	/s/ Rajkumar N. Dhoot
Rajkumar N. Dhoot

Page 12 of 12 pages

Exhibit B

Notice of Dissolution of Group

Notice is hereby given that, effective upon the filing of this amended statement on Schedule 13G, the undersigned group will dissolve and all further filings with respect to the transactions in shares of the common stock of Videocon d2h Limited will be filed, if required, by members of the group, in their individual capacity.

Dated: February 22, 2017.

Dome-Bell Electronics India Private Limited

By:	/s/ S. S. Dayama
Name:	S. S. Dayama
Title:	Director

/s/ Pradipkumar N. Dhoot
Pradipkumar N. Dhoot

/s/ Venugopal N. Dhoot
Venugopal N. Dhoot

/s/ Rajkumar N. Dhoot
Rajkumar N. Dhoot